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                                                                 EXHIBIT (P)(2)

                                                                     APPENDIX H

                           WINTERGREEN ADVISERS LLC

                                CODE OF ETHICS

               ADOPTED SEPTEMBER 15, 2005, REVISED MAY 31, 2006

I. INTRODUCTION

High ethical standards are essential for the success of Wintergreen Advisers, LLC (the "Adviser") and to maintain the confidence of the Adviser's clients. The Adviser's long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of the Adviser, including members, officers and employees of the Adviser must put the interests of the Adviser's clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all federal securities laws.

Potential conflicts of interest between the interests of the Adviser's personnel and the interests of the Adviser's clients may arise in connection with the operation of the Adviser's investment advisory activities, including conflicts arising in connection with the personal trading activities of the Adviser's personnel. In recognition of (i) the fact that an employee of the Adviser may have a pre-existing personal securities account and may require the ability to sell securities from time to time, (ii) the Adviser's fiduciary duty to its clients and (iii) the Adviser's desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics (the "Code") containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser's clients. As a general matter, the Adviser's personnel are not permitted to engage in transactions for their personal securities accounts in securities that are owned by clients, being bought or sold or considered for purchase or sale by clients. The Code is intended to comply with Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and Rule 17j-1 under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Compliance Officer, who is charged with the administration of this Code.

II. DEFINITIONS

Access Person of the Adviser means any Advisory Person of the Adviser.

Advisory Person of the Adviser means (i) any officer, manager, member or employee (full-time, part-time or temporary) of the Adviser (or of any company in a control relationship to the Adviser) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Reportable Securities by a client, or whose functions relate to the making of any recommendations with respect to such purchase or sale of Reportable Securities, and (ii) any natural person in a control relationship to the Adviser who obtains information concerning recommendations made to clients with regard to the purchase or sale of Reportable Securities.

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

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Beneficial Ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect "pecuniary" or financial interest in a security. For example, an individual has an indirect pecuniary interest in any security owned by the individual's spouse. Beneficial ownership also includes, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, having or sharing "voting power" or "investment power" as those terms are used in Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Compliance Officer means the Chief Compliance Officer of the Adviser.

Covered Person means any Advisory Person of the Adviser and any other member, manager, officer, or employee (including, full-time and temporary employees) of the Adviser. A Covered Person also includes any solicitor/consultant, representative or agent retained by the Adviser who (i) makes or participates in the making of investments and/or potential investments for clients; (ii) has access to non-public information on investments and/or potential investments for clients; or (iii) has access to non-public information regarding securities recommendations to clients.

Personal Account means any account in which a Covered Person has any direct or indirect beneficial ownership. For purposes of this Code, beneficial ownership is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Reportable Security means a security as defined in section 202(a)(1) of the Advisers Act and includes any derivative thereof, commodities, options or forward contracts, except that it does not include:

       (i)Direct obligations of the Government of the United States; and

      (ii)Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

Restricted Security means any Security (i) that is Held or to be Acquired by a client; (ii) that the Adviser is researching, analyzing or considering buying or selling for a client; or (iii) for which a Covered Person may have material non-public information.

Security Held or to be Acquired by a client means

       (i)Any Reportable Security which, within the most recent 15 days:

         (A) Is or has been held by a client; or

         (B) Is or has been considered by the Adviser for purchase by the client; and

      (ii)Any option to purchase or sell and any security convertible into or exchangeable for, a Reportable Security described in (i)(A) or (i)(B) above;

Short Sale means the sale of securities that the seller does not own. A Short Sale is "against the box" to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

III. STANDARDS OF CONDUCT

   It is unlawful for a Covered Person in connection with the purchase or sale, directly or indirectly, by the Covered Person of a Reportable Security Held or to be Acquired by a client to:

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           .  Employ any device, scheme or artifice to defraud the client;

           . Make any untrue statement of a material fact to the client or omit to state a material fact necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading;

           . Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the client; or

           .  Engage in any manipulative practice with respect to the client.

In addition, it is expected that all Covered Persons will:

           . Use reasonable care and exercise professional judgment in all actions affecting a client.

           . Maintain general knowledge of and comply with all applicable federal and state laws, rules and regulations governing the Adviser's activities, and not knowingly participate or assist in any violation of such laws, rules or regulations.

           . Not engage in any conduct involving dishonesty, fraud, deceit, or misrepresentation or commit any act that reflects adversely on their honesty, trustworthiness, or professional competence.

           . Respect and maintain the confidentiality of clients' information, their securities transactions and potential transactions, their portfolio strategy, or any other matters within the bounds of fiduciary duty.

           . Be aware of the scope of material nonpublic information related to the value of a security. Avoid any trading or causing any other party to trade in a security if such trading would breach a fiduciary duty or if the information was misappropriated or relates to a material corporate event.

           . Exercise diligence and thoroughness in securities research and in the making of investment recommendations and decisions; and maintain appropriate records to support the reasonableness of such recommendations and decisions.

           . Deal fairly and objectively with clients when disseminating investment recommendations, disseminating material changes in recommendations, and taking investment action.

           . Refrain from any misrepresentations or factual omissions that could affect clients' investment decisions.

           . Comply on a timely basis with the reporting requirements of this Code.

IV. APPLICABILITY OF CODE OF ETHICS

   Personal Accounts of Covered Persons. This Code of Ethics applies to all Personal Accounts of all Covered Persons.

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   A Personal Account includes an account maintained by or for:

           . A Covered Person's spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children;

           . Any immediate family members who live in the Covered Person's household;

           . Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services; and

           . Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control, provided, however, that the following entities managed by the Adviser are not deemed to be Personal Accounts of a Covered Person: Wintergreen Partners Fund, LP (including Goldman Sachs account # 001-39185-3 (which will be moved to Citibank Smith Barney account # 389-0T712-11-300), which will contributed to the Partnership), Wintergreen Partners Offshore Fund, Ltd and all co-investment vehicles.

   A comprehensive list of all Covered Persons and Personal Accounts will be maintained by the Adviser's Compliance Officer.

V. RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

    1. General. It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected ONLY in accordance with the provisions of this Section.

    2. Preclearance of Transactions in Personal Account. A Covered Person MUST OBTAIN THE PRIOR WRITTEN APPROVAL of the Compliance Officer before engaging in any transaction in his or her Personal Account, including transactions in open-end investment companies (mutual funds) that are managed by the Adviser. Transactions in mutual funds that are not managed by the Adviser will not require preclearance. The Compliance Officer may approve the transaction if the Compliance Officer concludes that the transaction would comply with the provisions of this Code and is not likely to have an adverse impact on client accounts. Transactions by the Compliance Officer will be approved by the Managing Member. A request for preclearance must be made by completing the Preclearance Form and submitting it to the Compliance Officer (by hard copy or email) in advance of the contemplated transaction. A Preclearance Form is attached as Attachment A. Generally, any security appearing on the Restricted Security list will not be approved for personal trading.

      Any approval given under this paragraph will remain in effect for 24 hours.

    3. Prohibitions on Trading in Securities on the Restricted Securities List. The Compliance Officer will maintain a list of restricted securities (the "Restricted Securities List"). A Covered Person may not execute any personal securities transaction in any securities on the Restricted Securities List (except as described in 4. below). Each portfolio manager and analyst will immediately notify the Compliance Officer of the commencement of any research or consideration of a security for inclusion on the Restricted Securities List

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     4.  Securities Held Prior to Restriction--Any security held in a Covered
         Person's Personal Account that is also on the Restricted Securities List can be sold after preclearance. These sales will be considered for approval if more than seven (7) days have passed since the last client transaction in this security or the last comment on this security in a public forum by a Covered Person. If the security has been liquidated totally from client accounts, sales from Personal Accounts will be approved after three (3) days from the final client sale.

     5. Short Sales. A Covered Person may not engage in any short sale of a security on the Restricted Security list. Short sales of securities that are not on the Restricted Securities list are permitted. Permitted short sales may not be made without the prior approval of the Managing Member.

     6. Initial Public Offerings. A Covered Person may not acquire any direct or indirect beneficial ownership in ANY securities in any initial public offering.

     7. Private Placements and Investment Opportunities of Limited Availability. A Covered Person may not acquire any beneficial ownership in ANY securities in any private placement of securities or investment opportunity of limited availability unless the Compliance Officer has given express prior written approval. "Private Placements" are offerings that are exempt from registration under the Securities Act of 1933, as amended, including exempted offerings of securities issued outside the United States. Investments in hedge funds or private pooled vehicles are typically sold in private placements. The Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser.

     8. Service on Boards of Directors; Outside Business Activities. A Covered Person may not serve as a director (or similar position) on the board of any company, including a public company, unless the Covered Person has received written approval from the Compliance Officer. Authorization will be based upon a determination that the board service would not be inconsistent with the interests of any client account. At the time a Covered Person submits the initial holdings report in accordance with Section VII.2. of the Code, the Covered Person will submit to the Compliance Officer a description of any outside business activities in which the Covered Person has a significant role.

     9. Excessive Trading. The Adviser believes that excessive personal trading by its Covered Persons can raise compliance issues and conflicts of interest. Accordingly, no Covered Person may engage in more than 10 personal securities transactions during any 60 day period. Non-discretionary trading including dividend re-investment, automatic investment plans and options or rights exercising are excluded when calculating these limits as are purchases and sales of the Wintergreen Fund.

     10. Gifts. (A) No Covered Person may receive any gift, service, or other thing of more than DE MINIMIS value from any person or entity that does business with or potentially could conduct business with or on behalf of the Adviser. No Covered Person may give or offer any gift of more than DE MINIMIS value to any entity that does business with or potentially could conduct business with or on behalf of the Advisor without the prior written approval of the Compliance Officer.

          (B) SOLICITED GIFTS. No Covered Person may use his or her position with the Adviser to obtain anything of value from a client, supplier, person to whom the Covered Person refers business, or any other entity with which the Adviser does business.

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          (C) CASH. No Covered Person may give or accept cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or potentially could conduct business with or on behalf of the Adviser.

          (D) ENTERTAINMENT. No Covered Person may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or potentially could do business with or on behalf of the Adviser. Covered Persons may provide or accept a business entertainment event, such as dinner or a sporting event, of reasonable value, if the person or entity providing the entertainment is present. Any event likely to exceed a DE MINIMIS value, must be approved in advance by the Compliance Officer.

          (E) SEMINARS AND CONFERENCES. The Adviser requires all Covered Persons to submit travel and expense reports for all expenses associated with seminars and conferences. Covered Persons must submit all travel and lodging expenses to be paid by the Adviser, and must receive the prior written approval of the Compliance Officer in order to permit a broker or third party to pay expenses associated with a Covered Person's travel and lodging regarding a specific seminar or conference.

          (F) GOVERNMENT OFFICIALS. No gift or entertainment event of any value involving U.S. government officials or their families, which may be perceived to induce the recipient to act for the benefit of the Adviser, may be given or sponsored by the Adviser or any Covered Person without the prior written approval of the Compliance Officer.

          (G) REPORTING. Each Covered Person must report any gifts in excess OF DE MINIMIS value ($100) received in connection with the Covered Person's employment to the Compliance Officer. The Compliance Officer may require that any such gift be returned to the provider or that an expense be repaid by the Covered Person. The Compliance Officer also will keep records of any gifts so reported.

    11. Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the Compliance Officer preclears the arrangement and finds that the arrangement would not harm any client. The Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

VI.  EXCEPTIONS FROM PRECLEARANCE PROVISIONS

   In recognition of the DE MINIMIS or involuntary nature of certain transactions, this section sets forth exceptions from the preclearance requirements. The restrictions and reporting obligations of the Code of Ethics will continue to apply to any transaction exempted from preclearance pursuant to this Section. Accordingly, the following transactions will be exempt only from the preclearance requirements of Section IV(b):

    1. Purchases or sales that are non-volitional on the part of the Covered Person such as purchases that are made pursuant to a merger, tender offer or exercise of rights;

    2. Purchases or sales pursuant to an Automatic Investment Plan;

    3. Transactions in securities that are not Reportable Securities;

    4. Transactions effected in, and the holdings of, any account over which the Covered Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party); and

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    5. Purchases or sales of shares issued by registered open-end funds (mutual funds), other than registered open-end funds managed by the Adviser or registered open-end funds whose adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser.

VII.  REPORTING

    1. Duplicate Copies of Broker's Confirmations and Account Statements to Adviser. All Covered Persons must direct their brokers or custodians or any persons managing the Covered Person's account in which any Reportable Securities are held to supply to the Compliance Officer:

       . duplicate copies of securities trade confirmations ("Broker's Confirmations") within 30 days after a transaction on behalf of the Covered Person; and

       . the Covered Person's monthly and quarterly brokerage or account statements within 30 days after the relevant time period.


    2. Initial Holdings Reports. All Covered Persons are required within 10 days of becoming a Covered Person through the adoption of this Code or of commencement of employment with the Adviser, to submit an initial holdings statement to the Compliance Officer listing:

       . All securities (including mutual fund shares and private investments in which the Covered Person has any beneficial ownership), in which the Covered Person has any beneficial ownership, including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each security;

       . The name of any brokerage firm, bank or other financial institution with which the Covered Person, maintains a Personal Account in which ANY securities are held.

       . A description of outside business activities in which the Covered Person has a significant role, including any service on the board of directors of a company; and

       The report must be dated the day the Covered Person submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes a Covered Person of the Adviser.

    3. Quarterly Reports. Following each calendar quarter, the Compliance Officer will forward to each Covered Person an individual form containing all securities transactions in the Covered Person's Personal Accounts during the quarter, based upon information reported to the Compliance Officer.

   Within 30 days following the end of each calendar quarter, each Covered Person must review the form, sign and return it to the Compliance Officer, disclosing all transactions in any securities (including transactions in the shares of mutual funds or private securities) that are not otherwise identified on the form. For each security the report must contain the following information:

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       .  the date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each security;

       . the nature of the transaction (i.e., purchase or sale or any other type of acquisition or disposition);

       .  the price of the security at which the transaction was effected; and

       . the name of the broker or other financial institution through which the transaction was effected.

   In addition, any new Personal Account established during the calendar quarter must be reported, including the name of the broker or other financial institution with which the account was established and the date on which the account was established.

    4. Annual Holdings Reports. On an annual basis, by a date specified by the Compliance Officer, each Covered Person must provide to the Compliance Officer, a signed and dated Annual Holdings Report containing information current as of a date not more than 45 days prior to the date of the report. The Annual Holdings Report must disclose:

       . All securities (including all mutual fund shares) held in a Personal Account of the Covered Person, including the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and/or principal amount of each security beneficially owned; and

       . The name of any broker-dealer or financial institution with which the Covered Person maintains a Personal Account in which securities are held for the Covered Person.

    5. Exceptions to Reporting Requirements. A Covered Person need not submit any report with respect to securities held in accounts over which the Covered Person has not direct or indirect influence or control or transaction reports with respect to transactions effected pursuant to an automatic investment plan.

    6. Conflicts of Interest. Covered Persons must report immediately to the Compliance Officer any situation which may involve a conflict of interest or suspected violation.

    7. Transactions Subject to Review. The transactions reported on the Broker's Confirmations will be reviewed and compared against client transactions. The Compliance Officer will check transactions on broker statements against preclearance forms to make sure all trades have been precleared, if preclearance was required.

VIII. RECORDKEEPING

The Compliance Officer shall maintain records in the manner and extent set forth below, and these records shall be available for examination by representatives of the Securities and Exchange Commission:

    1. a copy of this Code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

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    2. a record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs, the first two years in an appropriate office of the Adviser;

    3. a copy of all written acknowledgements of the receipt of the Code and any amendments thereto for each Covered Person who is currently, or within the past five years was a Covered Person;

    4. a copy of each report made pursuant to this Code and brokerage confirmations and statements submitted on behalf of Covered Persons shall be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Adviser;

    5. a list of all Covered Persons (which includes all Access Persons) who are required, or within the past five years have been required, to make reports under the Code or who are responsible for reviewing such reports pursuant to this Code shall be maintained in an easily accessible place;

    6. a record of any decision and supporting reasons for approving the acquisition of securities by a Covered Person;

    7. a record of persons responsible for reviewing reports and a copy of reports provided pursuant to Section VII; and

    8. a record of any report furnished to the board of the Mutual Fund pursuant to Section IX below shall be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Adviser.

IX. REPORTS TO THE BOARD(S) OF REGISTERED INVESTMENT COMPANIES

   No less frequently than annually, the Adviser will furnish the Board of Directors or Trustees of any registered investment company (the "Board") to which it provides advisory services with a written report that:

       (a)describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

       (b)certifies that the Adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

X.  OVERSIGHT OF CODE OF ETHICS

1. General Principle. The Adviser will use reasonable diligence and institute procedures reasonably necessary to prevent violations of the Code.

2. Acknowledgment. The Compliance Officer shall identify all Covered Persons who are under a duty to make reports under this Code and shall inform such persons of such duty and annually deliver a copy of the Code of Ethics and any amendments to all Covered Persons. The Compliance Officer will also distribute promptly all amendments to the Code of Ethics. All Covered Persons are required annually to sign and acknowledge their receipt of this Code of Ethics by signing the form of annual certification for employees attached as Attachment Q or such other form as may be approved by the Compliance Officer.

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3. Review of Transactions. Each Covered Person's transactions in his/her
   Personal Account will be reviewed on a regular basis and compared with transactions for the clients and against the list of Restricted Securities. Any Covered Person transactions that are believed to be a violation of this Code will be reported promptly to the management of the Adviser. The Managing Member will review the Compliance Officer's transactions and preclearance requests.

4. Sanctions. Upon determining that a violation of this Code has occurred, the Adviser may impose such sanctions or remedial action as deemed appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

5. Reports to the Board. The Adviser shall report to the Board any violation of the Code by a Covered Person, and such Covered Person may be called upon to explain the circumstances surrounding his or her non-clerical violation for evaluation by the Board.

6. Authority to Exempt Transactions. The Compliance Officer has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code if the Compliance Officer determines that such exemption would not be against any interests of a client. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

7. ADV Disclosure. The Compliance Officer will ensure that the Adviser's Form ADV (1) describes the Code on Schedule F of Part II and (2) offers to provide a copy of the Code to any client or prospective client upon request.

XI. CONFIDENTIALITY

   All reports of personal securities transactions and any other information filed pursuant to this Code shall be treated as confidential to the extent permitted by law.

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                                                                     APPENDIX H
                                                                   ATTACHMENT E

                                CODE OF ETHICS

                                ACKNOWLEDGMENT

   I hereby acknowledge receipt of Wintergreen Advisers, LLC Code of Ethics and certify that I have read and understand it and agree to abide by it. I hereby represent that all my personal securities transactions will be effected in compliance with the Code.

   I also confirm that I have reported to the Compliance Officer all transactions in which I had or obtained any direct or indirect beneficial ownership and the names of any brokerage firms or banks where I have an account in which any securities are held.

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   Date: ----------------------------      (Signature)

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                                           (Print Name)
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